Form  8-A

SECURITIES  AND  EXCHANGE  COMMISSION
Washington,  D.C.    20549


For  Registration  of  Certain  Classes  of  Securities
Pursuant  to  Section  12(b)  or  (g)  of  the
Securities  Exchange  Act  of  1934

Commission  File  No.  0-21052

Alltrista  Corporation
----------------------
(Exact  name  of  registrant  as  specified  in  its  charter)





Indiana. . . . . . . . . . . . . . . . .           35-1828377
----------------------------------------  -------------------
(State of incorporation. . . . . . . . .     (I.R.S. Employer
 or organization) . . . . . . . . . . . .  Identification No.)

345 South High Street
Muncie, Indiana. . . . . . . . . . . . .                47307
                                          -------------------
(Address of principal executive offices)           (Zip Code)

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Securities  to  be  registered  pursuant  to  Section  12(b)  of  the  Act:
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

           Title of each class to
            be so registered. . .  Name of Exchange
---------------------------------  ------------------------
Preferred Stock Purchase Rights .  New York Stock Exchange



     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and as effective pursuant to General Instruction A.(c), check the following box: [X]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box:


Securities  to  be  registered  pursuant  to  Section  12(g)  of the Act: None




Item  1.  Description  of  Registrant's  Securities  to  be  Registered.

     The securities to be registered hereby are certain rights to purchase shares of Series A Junior Participating Preferred Stock of the registrant.

     The registrant entered into a Rights Agreement, dated as of March 22, 1993 (the "Rights Agreement"), with respect to the declaration of one right (a "Right") in respect of each share of Common Stock held of record as of the close of business on March 22, 1993, and in respect to each share of Common Stock issued after March 22, 1993. A Right represents the right to purchase one one-hundredth of share of Series A Junior Participating Preferred Stock of the registrant. The Rights, which will expire on March 22, 2003, will become exercisable (i) ten days after a person or group becomes the beneficial owner of 20% or more of the Common Stock, (ii) ten days after a person or group commences a tender offer or exchange offer that would result in such person or group beneficially owning 20% or more of the outstanding Common Stock or (iii) ten business days after the Board of Directors determines that a person is an Adverse Person (as defined below).

     If (i) any person or group becomes the owner of 20% or more of the Common Stock (other than pursuant to a tender or exchange offer determined by the independent directors of the registrant to be fair and in the best interests of its shareholders) or (ii) the Board of Directors makes a determination that a person has become an "Adverse Person" (defined as a person who holds at least 10% of the Common Stock and who the Board of Directors determines intends to cause the registrant to take certain actions not in the best long-term interests of the registrant or whose ownership is reasonably likely to have a material adverse impact on the registrant), then each Right not owned by such person or group will entitle the holder to purchase, at the Right's then current exercise price, shares of Common Stock (or in certain circumstances, cash or property of the registrant) having a value of twice the Right's then current exercise price. In addition, after the person or group becomes the beneficial owner of 20% or more of the registrant Common Stock, if the registrant is involved in a merger in which its Common Stock is converted or the registrant sells more than 50% of its assets, each Right will entitle its holder to purchase, at the then current exercise price, shares of common stock of the acquiring or successor company having a value of twice the Right's then current exercise price.

     The Registrant is entitled to redeem the rights in whole, but not in part, at a redemption price of $.01 per Right at any time prior to the expiration of the 20-day period following a public announcement that a person or group has become the beneficial owner of 20% or more of the Common Stock. The Rights are not exercisable until the registrant's right of redemption has expired. Until such time as the Rights become exercisable, the Rights have no voting or dividend privileges and are attached to and do not trade separately from the Common Stock.

     Shares of Series A Junior Participating Preferred Stock purchasable upon exercise of the Rights will be redeemable at a price equal to 100 times the current market price of Common Stock, which price will be adjusted to prevent dilution. Each share of Series A Junior Participating Preferred Stock will be entitled to a preferential quarterly dividend of $5.00 per share, but will be entitled to an aggregate dividend equal to 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Series A Junior Participating Preferred will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment equal to 100 times the payment made per share of Common Stock. Each share of Series A Junior Participating Preferred will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive an amount equal to 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Item  2.  Exhibits

     All Exhibits required by Instruction II to item 2 will be supplied to the New York Stock Exchange.

     Signature

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


ALLTRISTA  CORPORATION



By:      /s/  Thomas  B.  Clark
         ----------------------
              Thomas  B.  Clark
              President  and  Chief  Executive  Officer


Date:  December  3,  1997